UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Coronado Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

21976U109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 21976U109

1.	Name of Reporting Person.
I.R.S. Identification No. of Above Person (Entities Only).

Lindsay A. Rosenwald, M.D.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power

5,592,191(1)
Number of
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each
Reporting	7.	Sole Dispositive Power
Person
With		5,592,191(1)

	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,592,191(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☒ (2)

11.	Percent of Class Represented by Amount in Row (9)

14.1% (3)

12.	Type of Reporting Person

IN

(1) Includes 1,979,346 shares of unvested restricted Common Stock held by the Reporting Person and 40,000 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2013.

(2) The aggregate amount of shares of Common Stock owned by the Reporting Person reported in this Schedule 13G (Amendment No. 2) excludes (i) 453,822 shares of Common Stock held by the LAR Family Trusts, (ii) 11,047 shares of Common Stock underlying warrants held by the LAR Family Trusts, and (iii) 1,000,000 shares of common stock held by trusts established for the benefit of the Reporting Person’s family, over which the Reporting Person does not have voting or dispositive control.

(3) Based on 39,652,950 shares of Common Stock outstanding as of December 31, 2013, as provided by the Issuer.

CUSIP No. 21976U109

Item 1(a)	Name of Issuer

Coronado Biosciences, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

24 New England Executive Park

Burlington, MA 01803

Item 2(a)	Name of Person Filing

Lindsay A. Rosenwald, M.D.

Item 2(b)	Address of Principal Business Office, or if none, Residence

c/o Coronado Biosciences, Inc.

24 New England Executive Park

Burlington, MA 01803

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e)	CUSIP Number

21976U109

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,592,191 shares of Common Stock, consisting of (i) 4,638,347 shares of Common Stock (of which 1,979,346 shares are unvested restricted Common Stock), (ii) 742,861 shares of Common Stock held by Paramount Biosciences, LLC, (iii) 170,983 shares of Common Stock held by Capretti Grandi LLC, and (iv) 40,000 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2013. The Reporting Person has voting and dispositive control over the shares of Common Stock held by Paramount Biosciences, LLC and Capretti Grandi LLC. Does not include (i) 453,822 shares of Common Stock held by the LAR Family Trusts, (ii) 11,047 shares of Common Stock underlying warrants held by the LAR Family Trusts, or (iii) 1,000,000 shares of Common Stock held by trusts established for the benefit of the Reporting Person’s family, over which the Reporting Person does not have voting or dispositive control.

CUSIP No. 21976U109

Percent of Class

14.1%, based on 39,652,950 shares of Common Stock outstanding as of December 31, 2013, as provided by the Issuer.

(b)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote: 5,592,191

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 5,592,191

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 21976U109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014
/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.